Exhibit 21.1

Subsidiaries of the Company as of April 2, 2020

Subsidiary*	Jurisdiction of Organization
Adara Asset Management, LLC	Delaware
Adara Enterprises Corp.	Delaware
GlassBridge Arrive Investor, LLC	Delaware
GlassBridge Athlete, LLC	Delaware
GlassBridge Capital, LLC	Delaware
GlassBridge Investment Management, LLC	Delaware
GlassBridge Multi Strategy GP, LLC	Delaware
GlassBridge Multi Strategy Onshore, LP	Delaware
GlassBridge Quant Strategy GP, LLC	Delaware
GlassBridge Quant Strategy Onshore, LP	Delaware
Memorex Products Inc.	Delaware
NXSN Acquisition Corp.	Delaware
Sport-BLX, Inc.	Delaware

*Certain subsidiaries listed are indirectly and/or partially-owned.